Exhibit 99.1

Qunar Reports Third Quarter 2015 Financial Results

Revenue growth reaccelerated to 164.4%, Gross profit growth accelerated to 127.8%

BEIJING, November 25, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Highlights for the Third Quarter of 2015

•                  Total revenues for the third quarter of 2015 were RMB1,325.1 million (US$208.5 million), an increase of 164.4% year-on-year.

•                  Gross profit for the third quarter of 2015 were RMB826.8 million (US$130.1 million), an increase of 127.8% year-on-year.

•                  Mobile revenues for the third quarter of 2015 were RMB975.5 million (US$153.5 million), an increase of 381.3% year-on-year, representing 73.6% of total revenues, compared to 40.4% in the corresponding period of 2014.

•                  Total Estimated Flight Ticket volume (TEFT) and Total Estimated Hotel Room-night volume (TEHR) for the third quarter of 2015 were 33.9 million and 22.0 million, respectively, an increase of 49.4% and 119.8% year-on-year.

“Q3 was another strong quarter for Qunar, with year-on-year revenue growth reaching 164% and year-on-year gross profit growth reaching 128%, the sixth consecutive quarter of over 100% revenue growth. The business fundamentals and growth momentum of Qunar continued to be very strong,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar.

“With mobile revenues up 381% year-on-year and hotel volume up 120% year-on-year in Q3, we are proud of the capabilities of our team to execute on our strategy and to deliver on our key initiatives quarter after quarter,” said Yilu Zhao, chief financial officer of Qunar. “We also experienced substantial margin improvement due to robust gross profit growth and disciplined expenditures.”

“On October 26th, Baidu, Inc., the then largest shareholder of the Company transferred the majority of their ownership interest in the Company to Ctrip.com International, Ltd. With Ctrip becoming our largest shareholder, the two teams are currently exploring ways through which we can effectively cooperate to further strengthen our fundamental capabilities and create greater value for travelers, suppliers and shareholders.” added Mr. Zhuang.

Third Quarter 2015 Financial Results

Total revenues for the third quarter of 2015 were RMB1,325.1 million (US$208.5 million), after deducting cash discounts and rebates from the coupon programs in the amount of RMB190.9 million (US$30.0 million), an increase of 164.4% year-on-year and 50.4% quarter-on-quarter.

Mobile revenues for the third quarter of 2015 were RMB975.5 million (US$153.5 million), an increase of 381.3% year-on-year, representing 73.6% of total revenues.

Flight and flight related revenues for the third quarter of 2015 were RMB596.6 million (US$93.9 million), an increase of 91.2% year-on-year and 15.4% quarter-on-quarter.

Accommodation reservation revenues were RMB550.7 million (US$86.6 million), an increase of 392.9% year-on-year and 112.7% quarter-on-quarter. Excluding revenues generated from the merchant model program, where revenues were booked on a gross basis, accommodation reservation revenues were RMB322.4 million (US$50.7 million), an increase of 188.6% year-on-year.

Gross profit for the third quarter of 2015 was RMB826.8 million (US$130.1 million), an increase of 127.8% year-on-year. Gross margin for the third quarter of 2015 was 62.4%, compared to 72.4% for the corresponding period of 2014 and 72.0% for the second quarter of 2015. The quarter-on-quarter and year-on-year decrease in gross margin was primarily due to the increase in certain accommodation reservation revenues booked on a gross basis. The year-on-year increase in gross profit during the quarter was primarily due to the significant increase in total revenues.

Product development expenses for the third quarter of 2015 were RMB408.8 million (US$64.3 million), an increase of 78.1% year-on-year, primarily due to an increase over the same period last year in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses were RMB357.0 million (US$56.2 million), an increase of 65.5% year-on-year, and accounted for 26.9% of total revenues, compared to 43.1% for the corresponding period of 2014 and 37.5% for the second quarter of 2015.

Product sourcing expenses for the third quarter of 2015 were RMB187.1 million (US$29.4 million), an increase of 87.5% year-on-year, primarily due to an increase over the same period last year in product sourcing headcount. Excluding share-based compensation expenses, product sourcing expenses were RMB 184.2 million (US$29.0 million), an increase of 85.7% year-on-year, and accounted for 13.9% of total revenues, compared to 19.8% for the corresponding period of 2014 and 15.0% for the second quarter of 2015.

Sales and marketing expenses for the third quarter of 2015 were RMB768.3 million (US$120.9 million), an increase of 188.6% year-on-year, primarily due to stepped up discretionary expenditures to acquire new mobile users through offline channels, and to a lesser degree an increase in online marketing expenses as well as salary and welfare expenses as a result of increased headcount. The headcount expenses under sales and marketing were primarily expenses related to personnel with operational functions, including our customer service staff, photographers, editors, and staff responsible for data analysis. Excluding share-based compensation expenses, sales and marketing expenses were RMB 756.9 million (US$119.1 million), an increase of 187.8% year-on-year, and accounted for  57.1% of total revenues, compared to 52.5% for the corresponding period of 2014 and 78.9% for the second quarter of 2015.

General and administrative expenses for the third quarter of 2015 were RMB123.6 million (US$19.4 million), an increase of 15.6% year-on-year, primarily due to an increase in salary and welfare expenses associated with headcount increases. Excluding share-based compensation expenses, general and administrative expenses were RMB76.2 million (US$12.0 million), an increase of 29.6% year-on-year, and accounted for 5.8% of total revenues, compared to 11.7% for the corresponding period of 2014 and 10.0% for the second quarter of 2015.

Operating loss for the third quarter of 2015 was RMB661.1 million (US$104.0 million), compared to RMB575.1 million in the corresponding period of 2014 and RMB 695.2 million in the second quarter of 2015.

Operating loss on a non-GAAP basis, which excludes share-based compensation expenses of RMB113.4 million (US$17.8 million), was RMB547.6 million (US$86.2 million) for the third quarter of 2015, compared to RMB273.6 million in the corresponding period of 2014 and RMB611.5 million in the second quarter of 2015. Operating margin (non-GAAP) for the third quarter of 2015 was negative 41.3%, compared to negative 54.6% in the corresponding period of 2014 and negative 69.4% in the second quarter of 2015. The year-on-year increase in operating loss was mainly attributable to an ROI-driven, aggressive marketing strategy, and continued investment in product development and product sourcing to accelerate rapid market share gains, especially development of the Company’s hotel direct business. The quarter-on-quarter decrease in operation loss was primarily due to strong revenue and gross profit growth and controlled operating expenditures.

Net loss attributable to Qunar’s shareholders for the third quarter of 2015 was RMB734.8 million (US$115.6 million), compared to RMB566.2 million in the corresponding period of 2014 and RMB815.7 million in the second quarter of 2015. The quarter—on-quarter decrease in net loss was primarily due to reasons mentioned above.  Basic and diluted net loss per ADS for the third quarter of 2015 was RMB5.61 (US$0.87).

Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses of RMB113.4 million (US$17.8 million) for the third quarter of 2015 was RMB624.2 million (US$98.2 million), compared to adjusted net loss of RMB264.7 million in the corresponding period of 2014 and adjusted net loss of RMB623.8 million in the second quarter of 2015.

Adjusted EBITDA (non-GAAP), defined as net loss before income tax expense, depreciation and amortization, interest expense, further adjusted to exclude share-based compensation expenses of RMB113.4 million (US$17.8 million) for the third quarter of 2015 was negative RMB537.3 million (US$84.5 million), compared to negative RMB245.4 million in the corresponding period of 2014 and negative RMB575.3 million in the second quarter of 2015.

As of September 30, 2015, Qunar had cash and cash equivalents, restricted cash, funds receivables and short-term investment of RMB6,893.1 million (US$1,084.6 million).

Recent Events

On October 26th, Qunar announced the sale by Baidu, Inc. (NASDAQ:BIDU) (“Baidu”), the then largest shareholder of the Company, of 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of its ownership interest in the Company to Ctrip.com International, Ltd. (NASDAQ:CTRP) (“Ctrip”). The exchange ratio is 1 Qunar ADS to 0.725 Ctrip ADSs.  After the completion of the transaction, Ctrip owns 190,152,519 Class B ordinary shares of Qunar.

Following the sale of Baidu’s ownership interest, Mr. James Jianzhang Liang, Ms. Jane Jie Sun, Ms. Maria Maohua Sun and Mr. Xing Xiong were appointed to the Board of Qunar. Ms. Helen He, Mr. Liang Zeng, Mr. Yuming He and Mr. Fang Wei stepped down from the Board. These changes became effective on October 26, 2015.

As of October 31, 2015, Qunar had 16,517,672 Class A ordinary shares and 380,941,440 Class B ordinary shares outstanding.

Business Outlook

For the fourth quarter of 2015, Qunar expects year-on-year revenue growth in the estimated range of 105% to 125% and year-on-year growth of gross profit in the estimated range of 85% to 105%. These forecasts reflect Qunar’s current and preliminary view based on current market and operating conditions, which is subject to change, and such change may be material.

Conference Call

Qunar’s management will hold an earnings conference call at 9:00 PM on November 24, 2015, U.S. Eastern Time (10:00 AM on November 25, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6823-2299
U.S.:	+1-631-514-2526
UK:	+44-20-3078-7622
Hong Kong:	+852-5808-3202
Mainland China:	400-120-0539
Passcode for all regions:	8635585

A replay of the conference call may be accessed by phone at the following number until December 1, 2015:

International:	+61-2-9641-7900
Passcode:	8635585

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; the business cooperation agreement with Baidu; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses adjusted net income (loss), adjusted EBITDA and adjusted operating income (loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based payments, depreciation and amortization, online marketing expenses from the Zhixin Cooperation Agreement and fair value change in warrant liability. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on September 30, 2015, which was RMB6.3556 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

	December 31,	September 30	September 30
	2014	2015	2015
(In thousands except for number of shares and per share data)	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	812,972	4,056,784	638,301
Restricted cash	236,929	1,851,184	291,268
Funds receivable	413,084	729,965	114,854
Short-term investments	—	255,121	40,141
Accounts receivable, net	165,404	360,707	56,754
Due from related parties	39,951	143,484	22,576
Prepayments and other current assets	259,734	845,834	133,085
Deferred tax assets, current	22,859	28,044	4,412
Total current assets	1,950,933	8,271,123	1,301,391

Non-current assets:
Property and equipment, net	149,307	208,919	32,872
Intangible assets,net	2,849	12,936	2,035
Goodwill	—	10,755	1,692
Long-term investments,net	103,175	610,605	96,074
Other non-current assets	61,453	100,565	15,823
Total non-current assets	316,784	943,780	148,496

Total assets	2,267,717	9,214,903	1,449,887

LIABILITIES AND (DEFICIT) EQUITY

Current liabilities:
Short-term loans	—	643,500	101,249
Customer advances and deposits	258,992	340,852	53,630
Due to related parties	6,305	1,240,317	195,153
Accounts payable	19,813	42,083	6,622
Salaries and welfare payable	201,433	420,600	66,178
Income tax payable	22,821	27,557	4,336
Accrued expenses and other current liabilities	1,155,547	2,300,703	361,996
Warrant liability	701,776	—	—
Total current liabilities	2,366,687	5,015,612	789,164

Non-current liabilities:
Deferred tax liability, non-current	—	1,363	214
Long-term Debt	—	2,576,913	405,456
Non-current liabilities	71,616	80,849	12,721
Total non-current liabilities	71,616	2,659,125	418,391

Total liabilities	2,438,303	7,674,737	1,207,555

(Deficit) equity:
Class A ordinary shares	1,426	1,242	195
Class B ordinary shares	831	1,243	196
Additional paid-in capital	2,069,313	5,942,987	935,079
Accumulated other comprehensive income	4,163	85,206	13,406
Accumulated deficit	(2,246,319)	(4,498,060)	(707,732)
Total Qunar Cayman Islands Limited’s shareholders’ (deficit) equity	(170,586)	1,532,618	241,144

Noncontrolling Interests	—	7,548	1,188

Total (deficit) equity	(170,586)	1,540,166	242,332

Total liabilities and (deficit) equity	2,267,717	9,214,903	1,449,887

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2014	2015	2015	2015
(In thousands except for number of shares and per share(ADS) data)	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues(*)
Flight and flight related	312,054	516,974	596,555	93,863
Accommodation reservation	111,732	258,865	550,673	86,644
Display advertising services	24,365	25,931	39,740	6,253
Other services	52,976	79,192	138,169	21,739
Total revenues	501,127	880,962	1,325,137	208,499
Cost of Revenues	(138,223)	(246,909)	(498,357)	(78,412)
Gross profit	362,904	634,053	826,780	130,087
Operating expenses:
Product developments (Note 1)	(229,548)	(350,790)	(408,848)	(64,329)
Product sourcing (Note 1)	(99,763)	(134,527)	(187,084)	(29,436)
Sales and marketing (Note 1)	(266,210)	(702,675)	(768,304)	(120,886)
General and administrative (Note 1)	(106,902)	(134,391)	(123,595)	(19,447)
Online marketing expense for Baidu Zhixin Cooperation	(235,575)	(6,883)	—	—
Operating loss	(575,094)	(695,213)	(661,051)	(104,011)
Interest income(expenses), net	6,923	(11,948)	(42,882)	(6,747)
Foreign exchange loss, net	4,444	(1,289)	(29,656)	(4,666)
Other income, net	1,371	4,895	1,584	248
Fair value change in warrant liability	—	(109,761)	—	—
Loss before income taxes	(562,356)	(813,316)	(732,005)	(115,176)
Income tax expense	(3,885)	(3,194)	(4,165)	(655)
Equity in loss of affiliated companies,net of tax	—	(693)	(1,428)	(225)
Net loss	(566,241)	(817,203)	(737,598)	(116,056)

Net loss attributable to noncontrolling interests	—	1,516	2,777	437

Net loss attributable to Qunar Cayman Islands Limited	(566,241)	(815,687)	(734,821)	(115,619)

Loss per share for ordinary shares :
Net loss per ordinary share—basic	(1.59)	(2.22)	(1.87)	(0.29)
Net loss per ordinary share—diluted	(1.59)	(2.22)	(1.87)	(0.29)

Loss per ADS(each ADS represents three class B ordinary shares):
Net loss per ADS—basic	(4.77)	(6.66)	(5.61)	(0.87)
Net loss per ADS—diluted	(4.77)	(6.66)	(5.61)	(0.87)

Weighted average number of ordinary shares :
Class A ordinary shares
Basic	251,652,499	224,299,179	217,406,863	217,406,863
Diluted	251,652,499	224,299,179	217,406,863	217,406,863

Class B ordinary shares
Basic	104,241,891	143,459,651	176,259,169	176,259,169
Diluted	355,894,390	367,758,830	393,666,032	393,666,032

Note 1: Includes share-based compensation expenses as follows:
Product developments	13,802	20,339	51,813	8,152
Product sourcing	551	2,128	2,871	452
Sales and marketing	3,171	7,974	11,364	1,788
General and administrative	48,108	46,363	47,378	7,455
Total share-based compensation expenses	65,632	76,804	113,426	17,847

* Starting from January 2015, we present our revenues by primary business lines of flight and flight related, accommodation reservation ,display advertising services and other services. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net loss	(566,241)	(817,203)	(737,598)	(116,056)
Add:
Share-based compensation expenses	65,632	76,804	113,426	17,847
Non-cash expenses relating to free user traffic contributed by Baidu	324	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	235,575	6,883	—	—
Fair Value change in warrant liability	—	109,761	—	—
Adjusted net loss (non-GAAP)(*)	(264,710)	(623,755)	(624,172)	(98,209)
Add:
Income tax expense	3,885	3,194	4,165	655
Depreciation and amortization	15,382	28,336	28,831	4,536
Interest expense	—	16,888	53,845	8,472
Adjusted EBITDA (non-GAAP) (**)	(245,443)	(575,337)	(537,331)	(84,546)

Operating loss	(575,094)	(695,213)	(661,051)	(104,011)
Add:
Share-based compensation expenses	65,632	76,804	113,426	17,847
Non-cash expenses relating to free user traffic contributed by Baidu	324	—	—	—
Online marketing expense for Baidu Zhixin Cooperation	235,575	6,883	—	—
Adjusted operating loss(non-GAAP)(***)	(273,563)	(611,526)	(547,625)	(86,164)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation and fair value change in warrant liability.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expense, non-cash expenses relating to free user traffic contributed by Baidu, Inc., online marketing expenses for Baidu Zhixin Cooperation and fair value change in warrant liability.

*** Adjusted operating loss(non-GAAP), defined as operating loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.